

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

January 25, 2010

<u>Via Facsimile (949) 475-4756 and US Mail</u>

James J. Moloney
Barbara Becker
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166

Re: **Kraft Foods, Inc.**
      Amendment No. 2 to the Form S-4 filed on January 19, 2010
      SEC File No. 33-163483

      Rule 425 Material filed on January 22, 2010
      SEC File No. 333-06444

      Amendment No. 6 to Schedule TO-T filed on January 19, 2010
      Amendment No. 7 to Schedule TO-T filed on January 22, 2010
      SEC File No. 5-55187

Dear Mr. Moloney and Ms. Becker:

We have conducted a limited review of the filings listed above for compliance with applicable tender offer rules. The focus of our review is limited to the issues identified below. All defined terms have the same meaning as in your registration statement, unless otherwise indicated.

<u>Rule 425 Material filed on Jan. 22, 2010</u>

1. As discussed today with Mr. Moloney, we have questions concerning the operation of the Dealing Facilities described here. Some factual questions include the names of the "CSN Jurisdictions" and how the Dealing Facility there differs from the Dealing Facility in other jurisdictions, such as the United States. In particular, it appears that Kraft will pay any brokerage fees associated with the sale of shares through the Dealing Facility issued in the Offer for a six-week period after the offer is declared wholly unconditional; however, it seems it is doing so only for shareholders in CSN Jurisdictions. We are also unclear as to whether all tendering Cadbury shareholders will have access to the Dealing Facilities. If true, explain how this complies with all-holders principles embodied

in Rule 14d-10 of Regulation 14D. As discussed in our call today with Mr. Moloney, please provide answers to these factual questions so that we may consider legal issues raised by the terms of these Dealing Facilities. We have also referred this filing to our colleagues in the Division of Trading and Markets.

2. Refer to the disclosure concerning the restrictions on participating in this Offer on page 4. The all-holders provisions of Rule 14d-10 apply to both U.S. and non-U.S. target security holders. Please revise this language accordingly to eliminate the implication that you may prevent from participation Cadbury shareholders in certain non-U.S. jurisdictions.

Form S-4/A

Cover Page of the Prospectus

3. Since this Offer has "early commenced," it is inappropriate to describe the information in the prospectus/offer to exchange as "incomplete." Please revise.

Questions and Answers about the Offer – What is the "minimum acceptance condition?" page x

4. Refer to the disclosure in the second paragraph of this subsection on page 15 of the prospectus. You note that in determining whether the minimum acceptance condition has been satisfied, you may be permitted to exclude "certain Cadbury ordinary shares issued after the time agreed with the U.K Takeover Panel and prior to the expiration of the initial offer period." Please explain supplementally, with a view to possible additional disclosure, the circumstances under which such shares were issued and approximately how many shares may be discounted in this analysis. We may have additional comments.

Closing Comments

Please amend the filings to address the comments above and to provide any supplemental information requested. If you have questions, please do not hesitate to contact me at (202) 551-3263.

Regards,

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions